UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-129569

Comtech EFData Corp.
(Exact name of registrant as specified in its charter)

2114 W. 7th Street, Tempe, Arizona 85281 (480) 333-2200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of the 2.0% Convertible Senior Notes due 2024 of Comtech Telecommunications Corp.
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	
Rule 12g-4(a)(2)	
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	
Rule 15d-6	

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934 Comtech EFData Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 10, 2009	By:	/s/ Fred Kornberg
Fred Kornberg Chief Executive Officer